# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Vera Bradley, Inc., CIK 0001495320
CUSIP: 92335C106
Title of class of securities: Common Stock, without par value
Address of issuer's principal executive offices: 12420 Stonebridge Road, Roanoke, Indiana (IN), 46783
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000905148-24-003186
Filed by CIK 0001163653

## Reporting persons
- NOMURA HOLDINGS INC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Japan (M0); sole voting power 0; shared voting power 1,660,300; sole dispositive power 0; shared dispositive power 1,660,300; aggregate amount beneficially owned 1,660,300 (6% of the class)
  Comment: (1) Shared voting and dispositive power represents 1,660,300 shares of Common Stock beneficially owned by Nomura Global Financial Products, Inc. ("NGFP"). NGFP is a wholly owned subsidiary of Nomura Holdings, Inc., which accordingly may be deemed to beneficially own the shares of Common Stock beneficially owned by NGFP.
  
  (2) The percent of class is calculated based on 27,700,900 shares of Common Stock outstanding as of March 21, 2025, as reported in the Issuer's annual report on Form 10-K for the fiscal year ended February 1, 2025 filed with the SEC on March 28, 2025.
- NOMURA GLOBAL FINANCIAL PRODUCTS INC: type of reporting person: broker-dealer (BD); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,660,300; sole dispositive power 0; shared dispositive power 1,660,300; aggregate amount beneficially owned 1,660,300 (6% of the class)
  Comment: (3) The percent of class is calculated based on 27,700,900 shares of Common Stock outstanding as of March 21, 2025, as reported in the Issuer's annual report on Form 10-K for the fiscal year ended February 1, 2025 filed with the SEC on March 28, 2025.

## Item 1. Issuer
Name of issuer: Vera Bradley, Inc.
Address of issuer's principal executive offices: 12420 Stonebridge Road, Roanoke, Indiana, 46783

## Item 2. Person Filing
Name of person filing:
Nomura Holdings, Inc.

Nomura Global Financial Products, Inc.
Address of principal business office or, if none, residence:
Nomura Holdings, Inc.:
13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8645, Japan

Nomura Global Financial Products, Inc.:
Worldwide Plaza
309 West 49th Street
New York, NY 10019
Citizenship:
Nomura Holdings, Inc.:
Japan

Nomura Global Financial Products, Inc.:
Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: broker-dealer (BD), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: Items 5-11 of the cover pages are incorporated by reference.
Percent of class: Items 5-11 of the cover pages are incorporated by reference.
Sole power to vote or to direct the vote: Items 5-11 of the cover pages are incorporated by reference.
Shared power to vote or to direct the vote: Items 5-11 of the cover pages are incorporated by reference.
Sole power to dispose or to direct the disposition: Items 5-11 of the cover pages are incorporated by reference.
Shared power to dispose or to direct the disposition: Items 5-11 of the cover pages are incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Exhibit B

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit A - Joint Filing Agreement
Exhibit B - Subsidiaries

## Signatures
- NOMURA HOLDINGS INC: /s/ Samir Patel, Samir Patel, Managing Director (05/15/2025)
- NOMURA GLOBAL FINANCIAL PRODUCTS INC: /s/ Samir Patel, Samir Patel, Authorized Officer (05/15/2025)